June 1, 2007

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Attn: Ms. Maryse Mills-Apenteng

    Re:
    HireRight, Inc.
    Registration Statement on Form S-1 (File No. 333-140613)

Dear Ms. Mills-Apenteng:

        We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the "Commission") set forth in the Staff's letters dated May 11, 2007 and May 17, 2007 (the "SEC Comment Letters") regarding Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-140613) filed by HireRight, Inc. (the "Registration Statement"). Concurrently herewith, HireRight, Inc. (the "Company") is filing with the Commission Amendment No. 2 ("Amendment No. 2") to the Registration Statement. The changes made in Amendment No. 2 are principally in response to the Staff's comments as set forth in the SEC Comment Letters and to update information since the Company's previous filing.

        The numbered responses set forth below contain each of the Staff's comments in total (first the comments contained in the letter dated May 11, 2007, then the comments contained in the letter dated May 17, 2007), set off in bold type, and correspond to the numbered comments contained in the SEC Comment Letters. Page references in the text of the response correspond to the pages of Amendment No. 2. All factual representations in this letter are based upon information provided to us. Capitalized terms not otherwise defined herein have the meanings given to them in Amendment No. 2.

*****

SEC COMMENT LETTER DATED MAY 11, 2007

Amendment No. 1 to Form S-1 filed on April 17, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Valuation of [Y]our Common Stock at the Time of Grant, page 32

        1.     We note your response to prior comment number 16 of our letter dated March 12, 2007. Please revise your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance-sheet date included in the registration statement once the information regarding the IPO price is available.

        Response:    The Company estimates that the range for the IPO price will be $2.73 to $3.11 (before giving effect to a reverse split that the Company expects to effect prior to the proposed offering) but wishes to keep such information confidential at this time. The disclosure set forth below is only intended to facilitate the Staff's review of the Registration Statement. The information below will be incorporated in a future amendment under the section of the MD&A entitled "Valuation of Our Common Stock at the Time of Grant".

    "As of March 31, 2007, the aggregate intrinsic value of all outstanding vested and unvested options based on an assumed offering price of $2.92(1) per share, the midpoint of the range on the front cover of this prospectus, was $6.5 million and $3.6 million, respectively."

(1)
Before giving effect to the reverse split that the Company expects to effect prior to the offering. The per share price that will actually be included in a future amendment to the Registration Statement will reflect the reverse split.

        2.     We note your response to prior comment number 17 of our letter dated March 12, 2007, which states that you obtained contemporaneous valuations for options granted during the second, third and fourth quarters of fiscal year 2006. We further note the valuations provided as part of your response appear to be as of the last day in each respective quarter (e.g., as of September 31, 2006). It appears you are applying the value determined as of the end of each quarter to all options granted in the subsequent quarter and it does not appear that you have obtained valuations as of the grant date of the equity securities. If this is correct, please clarify how you have determined that your valuations are an accurate representation of the value of your stock for the entire quarter subsequent to the valuation date. In this respect, we note the value of your stock increased by approximately 39% from September 30, 2006 to December 31, 2006.

        Response:    In response to the Staff's comment, the Company has provided the following chart that shows information related to the stock options issued by the Company during 2006 and the first quarter of 2007 and the corresponding date of the third-party valuation of the Company's common stock. The Company's policy is to obtain an independent valuation as of the end of each quarter and grant options on or shortly after the date such valuation is completed. A contemporaneous valuation is defined in the Practice Aid as "[a] valuation that is performed concurrent with, or a short time after, the as-of date of the valuation." The chart illustrates that such valuations were obtained contemporaneously.

Grant Date	Options Granted	Exercise Price	Fair Value of Underlying Stock	Valuation Date
3/31/2006	940,941	$0.85	$0.89	3/31/2006
6/30/2006	79,880	$0.96	$1.54	6/30/2006
7/24/2006	639,500	$1.54	$1.54	6/30/2006	(a)
7/24/2006	146,600	$1.54	$1.54	6/30/2006	(a)
7/24/2006	25,000	$1.54	$1.54	6/30/2006	(a)
10/26/2006	5,000	$1.75	$1.75	9/30/2006	(a)
10/26/2006	18,500	$1.75	$1.75	9/30/2006	(a)
2006 Total	1,855,421

1/31/2007	112,000	$2.43	$2.43	12/31/2006	(a)

        (a)   Given the short period of time that elapsed from the grant date to the valuation date, ranging from 16 to 22 business days for the grants indicated above, the Company believes that the valuation obtained at quarter end is contemporaneous and a fair and materially accurate representation of the underlying value of the Company's common stock on the date of grant. Further, the valuations were made using the most recent financial statements available as of the date of option grant.

        3.     Discuss the significant factors considered, assumptions made, and methodologies used in determining the fair value of the underlying common stock for option grants prior to the adoption of SFAS 123R and those used in determining the fair value of the options for option grants subsequent to adoption of SFAS 123R and for other equity related issuances not accounted for under APBO No. 25 or SPAS 123R. In addition, discuss consideration given to alternative factors, methodologies and assumptions.

        Response:    The Company has revised the disclosure in accordance with the Staff's comments. Please see pages 32-33 of Amendment No. 2.

        4.     Discuss each significant factor contributing to the difference between the estimated IPO price and the fair value determined, either contemporaneously or retrospectively, as of the date of each grant and equity related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

        Response:    The Company has obtained valuations completed by an independent party for each quarter end since December 31, 2005. The valuations completed through December 31, 2006 combine a market approach utilizing a market multiple methodology and income approach utilizing a discounted cash flow methodology. The enterprise value was determined by averaging these two approaches and including the value of any non-operating assets or liabilities such as cash and debt. The concluded per share value of common stock was determined after applying a marketability discount to the common stock value to reflect the lack of marketability of the stock. This marketability discount decreased during 2006 as it appeared more likely that a public offering would occur. For the valuation completed as of March 31, 2007, the valuation methodology was modified to reflect probabilities for three potential scenarios (i) a public offering, (ii) a merger or sale and (iii) continuing operations, giving the highest probability to a public offering.

        Each subsequent quarterly valuation has reflected an increased value in the common stock largely as a result of the upward trend in profitable revenue growth that led to increases in future projections. As of the beginning of 2006, the Company had been profitable for three quarters in a row, and its forecast at that point in time indicated that the trend would continue. The Company's trailing twelve months operating income has increased for each of the last six quarters, which was driven by significant gains in revenue at rates faster than the growth in the Company's operating expenses. The Company has been able to consistently add new customers and continually improve its efficiencies in its operations so that its overall profits have grown along with revenue and at a faster rate than revenue. As the Company continued to improve its profitability each quarter, it raised its forecast, which was a critical component of the discounted cash flow methodology that was used to value the Company. In addition, the market multiples increased during this time as the stock market showed material gains through the latter part of 2006 and into 2007.

        The most recent fair value valuation performed by an unrelated third party of the underlying stock was completed as of March 31, 2007 which resulted in a common stock value of $3.43 per share. The midpoint of the range of the Company's initial public offering price is estimated to be approximately $2.92 per share. The difference in the expected price range for the offering reflects varying assumptions on potential market expectations for future financial performance, valuation multiples at pricing and dilution from primary shares expected to be issued in the proposed offering. The Company intends to incorporate the immediately preceding sentence in a future amendment to the Registration Statement under the section of the MD&A entitled "Valuation of Our Common Stock at the Time of Grant". We are supplementally providing to the Staff via Federal Express a copy of the valuation analysis prepared as of March 31, 2007 by the unrelated third party provider.

        5.     We note your response to prior comment number 18 of our letter dated March 12, 2007. As previously indicated when you refer to a third-party valuation expert, you are also required to disclose the name of the expert and include the expert's consent with the filing pursuant to Section 436(b) of Regulation C. Please revise.

        Response:    With respect to the Staff's request that the Company disclose the name of the third party valuation firm and file the firm's consent to be named as an expert in the prospectus, the Company respectfully contends that such disclosure and related consent are not required and are not meaningful to investors. In this regard, we note the following:

  •
  The Company advises the Staff that no information contained in the Registration Statement has been, or will be, reviewed or passed upon by the third-party valuation firm, or is being set forth in the registration statement upon the authority of such firm as an expert. While the Company's Board of Directors did consider the valuation analysis of its independent valuation firm as one of the factors it examined in determining the fair value of the Company's common stock, ultimately the Board of Directors made the determination regarding the fair value of its common stock at that time.

  •
  We further note that, pursuant to Rule 436, no expert's consent is required unless a portion of the expert's report or opinion is quoted or summarized as such. We respectfully contend that merely identifying or referencing the existence of a report, by itself, does not trigger the requirement to provide an expert's consent. Because the independent valuation firm was not acting in an expert capacity, we have revised the Registration Statement to remove the references to the use of such firm.

  •
  We do not believe that the rules and regulations of the Commission relating to valuations in connection with stock-based compensation require the Company to disclose whether or not it obtained a valuation report or opinion from a third party. In particular, we note that Note 60 of the AICPA Audit and Accounting Practice Aid Series, "Valuation of Privately-Held Company Equity Securities Issued as Compensation" recommends disclosure that a valuation was performed by a third party only if the valuation specialist was a related party. That is not the case here.

  •
  The Commission has previously adopted other, unrelated, rules that specifically require disclosure as to whether a report or opinion was received, indicating that such a requirement should not be inferred in the absence of such specific language. See Item 1015(a) of Regulation M-A.

        To address the Staff's concerns, the Company has revised the disclosure on pages 32 and F-26 of Amendment No. 2 to remove the reference to the report and instead focus on the valuation analysis that was used by the Board. The Company has also clarified that the Board's determination was based on several factors, including valuation analysis using the income and market approaches.

Results of Operations, page 33

        6.     We note your revised disclosure in response to prior comment number 19 with respect to your service revenue discussion. Your disclosure for fiscal year 2006 as compared to 2005 states, "[t]he increase in service revenue from existing customers was largely due to a higher volume of screens performed in the amount of $4.1 million, as well as a $2.5 million increase in the sale of additional screening services to such customers." We note similar disclosure for fiscal year 2005 compared to 2004. Please revise your disclosure to clarify the difference between "higher volume of screens performed" and "additional screening services."

        Response:    The Company has revised the disclosure in accordance with the Staff's comments above and with Comment No. 1 of the letter dated May 17, 2007 to eliminate the use of such terms and to more clearly identify the reasons for the increases. Please see pages 35, 37 and 40 of Amendment No. 2.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

        7.     We note your responses to prior comment numbers 47 and 48 of our letter dated March 12, 2007. Your responses indicate that you do not believe that you are in the scope of SOP 97-2 as you do not sell software. Please note the scope of SOP 97-2 is not limited to transactions in which software is sold. That is, paragraph 2 of SOP 97-2 states, "[t]his SOP provides guidance on when revenue should be recognized and in what amounts for licensing, selling, leasing, or otherwise marketing of computer software." Therefore, since your response to prior comment number 51 states that your "proprietary software is marketed to customers as part of a process" it appears you are required to evaluate SOP 97-2 and related pronouncements to determine whether your sales arrangements are in the scope of

SOP 97-2. Therefore, please provide your complete analysis supporting your conclusion that your sales arrangements are not in the scope of SOP 97-2. In addition, please address the following specific comments:

  •
  Your response states that you provide proprietary software to customers that can be integrated with existing software platforms. Tell us the specific software that you provide to customers and how the software is delivered. In addition, for any arrangements that include the delivery of your software to customers, provide your analysis of the indictors in footnote 2 of SOP 97-2 when determining whether such software is incidental to your services as a whole.

  •
  We note that your sales arrangements can involve "pre-integrated solutions" that are co-developed with the respective partner, and are supported through future upgrades by you and each solution partner. Please clarify whether these sales arrangements include your proprietary software. In addition, clarify your specific obligation to deliver future upgrades.

  •
  Your response indicates that you do not believe EITF 00-3 is applicable to your arrangements since there is no revenue associated with the utilization of software. Please clarify why you believe that the lack of a contractual fee for the utilization of software would scope you out of EITF 00-3 for arrangements that require you to provide access to your hosted software applications. In this respect, it appears you would have to evaluate the guidance of Issue I of EITF 00-3 as it addresses "[w]hether SOP 97-2 applies to arrangements that require the vendor to host the software." Please provide your analysis accordingly.

        Response:    The Company wishes to clarify its previous response. The Company does not deliver or sell software to its customers. Rather, the Company provides access to its hosted website, free of charge, so that the customer can order background screenings and view completed reports. The Company's pre-integrated solutions have been jointly developed with recruiting software application providers, which allow the customer to obtain access to the Company's hosted website using the customer's software application.

        The Company considered the guidance in paragraph 5 of EITF 00-3 which states:

    "The Task Force reached a consensus that a software element covered by SOP 97-2 is only present in a hosting arrangement if the customer has the contractual right to take possession of the software at any time during the hosting period without significant penalty and it is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software. Therefore, SOP 97-2 only applies to hosting arrangements in which the customer has such an option. Arrangements that do not give the customer such an option are service contracts and are outside the scope of SOP 97-2. The Task Force observed that hosting arrangements that are service arrangements may include multiple elements that affect how revenue should be attributed."

        As the Company's arrangements with customers do not offer the right to take possession of the software or the option to host it through another entity, the Company concluded that such arrangements are outside the scope of SOP 97-2 in accordance with EITF 00-3.

        To address the existence of multiple elements that may impact revenue recognition, the Company considered guidance in EITF 00-21, paragraph 9 which states, in part:

    "In an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met:

    (a)
    The delivered item(s) has value to the customer on a standalone basis. That item(s) has value on a standalone basis if it is sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis. In the context of a customer's ability to resell the delivered item(s), the Task Force observed that this criterion does not require the existence of an observable market for that deliverable(s).

    (b)
    There is objective and reliable evidence of the fair value of the undelivered item(s).

    (c)
    If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor."

        The Company noted many of its customers purchase background reports without using the hosted website provided by the Company. Accordingly, the delivered item (the background report) is sold separately and therefore has value on a standalone basis. The price paid by the customer for a background report is the same regardless of whether the website is utilized by the customer. Therefore, the Company concluded that there is objective and reliable evidence of fair value of the undelivered item (access to the website) and that the fair value of the right to access the Company provided website is zero given that customers are unwilling to pay for such access and given that the pricing of background reports are the same with or without the customer's use of the website. Additionally, the Company concluded that criteria (c) is met as the arrangement includes a general right of return relative to the delivered item.

        Based on the above, the Company concluded that multiple elements exist; however, no revenue should be deferred related to providing access to the website as the fair value of such element is zero.

        8.     Your response to prior comment number 50 indicates that you have determined your reimbursed fees are in the scope of EITF 01-14 as they are incidental expenses as contemplated by paragraph 1 of EITF 01-14. Please clarify how you have determined that reimbursed fees paid to government entities, collection fees for drug testing, and certain access fees are incidental. Explain why you do not believe these types of fees represent fees paid to third-party service providers for services that are necessary for you to complete your screening reports, which would indicate that such fees are not incidental. For example, clarify whether you need the drug testing information obtained from a third-party laboratory in order for you to complete a specific screening service. If upon reconsideration, you believe that such fees should be reported pursuant to EITF 99-19, please provide your analysis pursuant to EITF 99-19 to support your gross presentation.

        Response:    In response to the Staff's comments, the Company reconsidered the guidance and will report reimbursed fees pursuant to EITF 99-19. Pursuant to EITF 99-19, the Company has concluded that reimbursed fees are properly reported on a gross basis. The Company's determination is based on the considerations prescribed by EITF 99-19 and is as follows:

  o
  Indicators that support characterization of reimbursements received for out-of-pocket expenses incurred as revenue:

  •
  Primary Obligor—The acquisition of public records data and related information to fulfill customer orders is the Company's responsibility (i.e., the Company is the primary obligor with respect to purchasing records and related information from suppliers). This responsibility includes repeating background screenings if the customer is dissatisfied with the results and locating alternative vendors if the initial vendor cannot perform.

  •
  Supplier Discretion—The Company in most cases has multiple vendors or sources from which to acquire public records and related information. The Company generally has discretion in selecting the vendor.

  •
  Credit Risk—The Company must pay the amount owed to a vendor regardless of whether the Company is able to collect from its customer.

  o
  Indicators that support characterization of reimbursements received for out-of-pocket expenses incurred as a reduction of expenses incurred:

  •
  Pricing—The Company has no latitude in establishing the reimbursement price for the out-of-pocket expenses. Contractually, the Company must invoice its customers for those expenses in an amount equal to the amount of the costs incurred.

  •
  Zero Margin—The Company earns no margin on the reimbursed fees.

        Based on the collective weight of the Issue 99-19 indicators (placing an emphasis on the primary obligor indicator) above, the Company concluded that the characterization of reimbursed fees as revenue is appropriate.

Research and Development Expense, page F-10

        9.     We note your response to prior comment number 51 with respect to your accounting policy for software development costs. Your response states that you account for your costs in accordance with SFAS 86 as software is marketed to customers as part of a process. However, you have asserted that your sales arrangements are not in the scope of SOP 97-2 in response to prior comment number 47. If you conclude that you do not sell or license software in the scope of SOP 97-2, "then the software is utilized in providing services and the development cost of software should be accounted for in accordance with SOP 98-1" pursuant to paragraph 7 of EITF 00-3. Please advise or revise as necessary.

        Response:    The Company agrees with the Staff's comment that software development costs should be accounted for in accordance with SOP 98-1. The Company notes that the costs to develop its hosted website were incurred up to and including fiscal year 1999 and would be fully amortized as of December 31, 2001. The Company wishes to inform the Staff that it has not incurred any material software development costs requiring capitalization pursuant to SOP 98-1 during any period from January 1, 2002 through December 31, 2006. Costs incurred related to operating and maintaining the website have been expensed as incurred. The Company has revised its disclosure to delete the reference to SFAS 86.

        The Company wishes to inform the Staff that beginning in fiscal 2007, the Company developed software for internal use and capitalized approximately $108,000 in accordance with SOP 98-1 during the quarter ended March 31, 2007. The Company has added disclosure at page F-10 to indicate that such costs are accounted for in accordance with SOP 98-1.

Note 6. Income Taxes, page F-16

        10.   We note your response to prior comment number 53 with respect to your deferred tax asset valuation analysis. Your response indicates that you relied heavily on paragraph 24.a of SFAS 109 when determining it was more likely than not that your deferred tax assets will be realized. In this respect, your response indicates that you are relying on sales projections based on current sales levels and historical growth rates to determine whether you will have enough taxable income to realize the deferred tax asset. A projection, in and of itself, is not an example of positive evidence that might support a conclusion that a valuation allowance is not needed. Paragraph 25 of SFAS 109 states that "[t]he weight given to a potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified." Clarify how you have determined that your sales projections for fiscal years 2007 and 2008 can be objectively verified. In addition, clarify whether you meet any of the examples of positive evidence set forth in paragraph 24 of SFAS 109.

        Response:    During the period ended September 30, 2006, the Company considered the existence of positive and negative evidence as to whether a valuation allowance on its deferred tax assets was needed. With regard to negative evidence, the Company considered the following items as described in paragraph 23 of SFAS 109:

  a.
  A history of operating loss or tax credit carryforwards expiring unused.

  b.
  Losses expected in early future years (by a presently profitable entity).

  c.
  Unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels on a continuing basis in future years.

  d.
  A carryback, carryforward period that is so brief that it would limit realization of tax benefits if (1) a significant deductible temporary difference is expected to reverse in a single year or (2) the enterprise operates in a traditionally cyclical business.

        Based on its analysis, the Company concluded that none of the negative evidence above existed as of September 30, 2006.

        With regard to positive evidence, the Company considered the following items as described in paragraph 24 of SFAS 109:

  a.
  Existing contracts or firm sales backlog that will produce more than enough taxable income to realize the deferred tax asset based on existing sales prices and cost structures.

  b.
  An excess of appreciated asset value over the tax basis of the entity's net assets in an amount sufficient to realize the deferred tax asset.

  c.
  A strong earnings history exclusive of the loss that created the future deductible amount (tax loss carryforward or deductible temporary difference) coupled with evidence indicating that the loss (for example, an unusual, infrequent, or extraordinary item) is an aberration rather than a continuing condition.

        Based on its analysis, the Company concluded that condition c above existed. As of September 30, 2006, the Company had demonstrated a strong earnings history by achieving its sixth consecutive quarter of profitability. For the nine months ended September 30, 2006, the Company had earned taxable income of $5.4 million. Although the loss that gave rise to the net operating losses is not an "aberration," the Company believes that such losses were incurred during the growth phase of the Company's existence and do not represent a continuing condition. As a result of the Company's marketing efforts and related success in obtaining new customers and its increased name recognition in the industry, the Company achieved profitability during the nine months ended September 30, 2006 and reasonably expected an equal or greater level of profitability in the future. The Company's expectations have been borne out in the quarters ended December 31, 2006 and March 31, 2007. As noted in the Company's previous response, if the Company's existing customers purchased background screenings at levels consistent with recent historical purchasing activity, such transaction level would produce more than enough income to fully utilize the tax loss carryforwards well before they expire.

        Based on the above consideration of all available evidence, the Company concluded that a valuation allowance on its deferred tax assets was not needed as of September 30, 2006.

Note 10. Preferred Stock, page F-17

        11.   We note your response to prior comment number 54 of our letter dated March 12, 2007, which indicates that you believe the warrants issued in connection with the Series E preferred stock are not derivative instruments and should be classified as equity since the warrants require physical or net share settlement. Please provide us with a more detailed analysis of paragraphs 12 through 32 of EITF 00-19 supporting your conclusion. We refer to the guidance in Section II.B.1of the Current Accounting and Development Issues in the Division of Corporation Finance, released on November 30, 2006.

        Response:    The Company considered the guidance in EITF 00-19 and Section II.B.1 of the Current Accounting and Development Issues in the Division of Corporation Finance, released on November 30, 2006, for purposes of assessing the appropriate classification of the warrants issued in connection with the Series E preferred stock. The Company noted that the warrants require physical or net share settlement which indicates such warrants would initially be classified as equity pursuant to paragraph 8 of EITF 00-19. The Company also considered the additional conditions necessary for equity classification as described in paragraphs 12 through 32 of EITF 00-19 noting the following:

  (i)
  The warrant agreements permit the Company to settle in unregistered shares.

  (ii)
  The Company has sufficient authorized and unissued shares available to settle the warrants after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding as indicated by the computation below performed as of March 31, 2007:

Total common shares authorized	100,000,000
Less:
Total common share issued and outstanding	8,870,966
Shares to be issued upon the conversion of preferred stock	27,905,187
Outstanding options to purchase common stock	4,676,665
Outstanding warrants to purchase common stock and convertible Series E preferred stock	243,026

Remaining authorized and unissued shares available to settle the warrant	58,304,156

    As the remaining authorized and unissued shares of 58,304,156 exceeds the shares to be issued to settle the warrants of 1,890,327, the Company has sufficient shares available to settle the warrant.

  (iii)
  The warrants contain an explicit limit on the number of shares to be delivered in a share settlement.

    The warrants allow for the purchase of a maximum of 1,890,327 shares of common stock.

  (iv)
  There are no required cash payments to the counterparty in the event the Company fails to make timely filings with the SEC.

    The warrant agreement does not specify a requirement for filings with the SEC.

  (v)
  There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled "top-off" or "make-whole" provisions).

  (vi)
  The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

    In the event of a change in control, recapitalization or reorganization, the holders of the warrants are entitled to the same form of consideration (cash or other assets) as common stockholders.

  (vii)
  There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

    In the event of bankruptcy, the warrant holders' claims would rank no higher than the claims of the holders of common stock.

  (viii)
  There is no requirement in the warrant agreement to post collateral at any point or for any reason.

        Based on the Company's analysis above, the Company classified the warrant as equity in accordance with EITF 00-19.

Note 11. Stock Options, page F-21

        12.   We note your response to prior comment number 58 of our letter dated March 12, 2007. Please reconcile and explain the differences between the fair values of the underlying common stock at each valuation date, including the difference between the most recent fair value and the midpoint of your IPO offering range once the information regarding the IPO price range is available. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

        Response:    In accordance with paragraph 182 of the Practice Aid, the Company has included the disclosure required in the MD&A section of Amendment No. 2. Please see the Company's response to Comment No. 4 for further discussion.

        13.   We note your response to prior comment number 59 of our letter dated March 12, 2007 and we reissue the comment. Revise your disclosures to include the disclosures suggested by paragraph 179 of the Practice Aid for options granted during the 12 months prior to the date of the most recent balance sheet included in the filing. Your revised disclosures should include for each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted-average per share amounts).

        Response:    The Company has revised the disclosure in accordance with the Staff's comments. Please see page F-23 of Amendment No. 2.

***

SEC COMMENT LETTER DATED MAY 17, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

        1.     We reissue prior comment 13 of our letter dated March 12, 2007 in part. We note your revisions quantifying changes in headcount; however, the revisions do not appear to address the driving forces behind the significant increases in the growth the company has been experiencing. For instance, you state that service revenue increased some 36% for the year ended December 31, 2006 compared to 2005 due in part to increased revenue generated from new customers. This type of disclosure does not provide investors with an understanding of what management considered important factors affecting the company's overall performance during that period. Revise to discuss specifically management's view as to the reasons why you experienced the significant increase in new customers. Review and revise throughout MD&A to provide similar detailed disclosure. Also, tell us what the reference to "net new" customers specifies.

        Response:    The Company has revised the disclosure in accordance with the Staff's comments. Please see pages 37 and 40 of Amendment No. 2. Revenue generated in any period from "net new" customers refers to (i) revenue derived in such period from customers who had not used our services during the 13 months immediately preceding the end of the period, less (or net of) (ii) revenue derived in such period from customers who had been billed for services in the prior period and were billed for less than 10% of that prior period amount in the current period. The Company's definition of such term is included on page 28 of Amendment No. 2.

        2.     We reissue prior comment 20 of our letter dated March 12, 2007. Please clarify what "portion of certain of [y]our operations processes" was moved offshore to an outside vendor. Briefly discuss the reasons for moving the verification functions offshore at that particular time. Please direct us to disclosure that more fully explains the significance of this vendor to your company.

        Response:    The Company has revised the disclosure in accordance with the Staff's comments. Please see page 37 of Amendment No. 2. In addition, we have previously disclosed that disruptions in the service provided by our outsourced vendor could result in service interruptions and delays for our customers. Please see page 13 of Amendment No. 2.

Competition, page 54

        3.     Please refer to prior comment 26 of our letter dated March 12, 2007. The discussion as revised does not appear to fully address your current competitive position within the industry. We note that elsewhere in the prospectus you describe yourself as "a leading provider of on-demand employment screening solutions." This section should provide more detailed support for this assertion and should demonstrate how you compare, as a "leader," to your competitors. Further, your statement following the bulleted list of competitive factors that you believe you "compete favorably on the basis of these factors" does not provide the kind of disclosure that would be useful to investors in assessing your competitive position. Please revise to provide more qualitative and quantitative information in this regard.

        Response:    As discussed with the Staff, the Company has not conducted a formal analysis of its competitors and there is no readily available data which provides meaningful quantitative comparisons of the Company and the numerous competitors in the industry, particularly because the Company's competitors include many privately-held companies for which public information is extremely limited. However, as previously indicated in its response to Comment No. 3 of the Commission's letter dated March 12, 2007, the Company believes it is "a leading provider of on-demand employment screening solutions" based on the breadth and depth of its operations and recognition by independent third parties, as well as on its experience and review of the industry and discussions with its customers and vendors.

        In accordance with the Staff's comments, the Company has revised the "Competition" section to provide additional disclosure regarding the competitive attributes of the Company. Please see page 59 of Amendment No. 2. As revised, the Company believes that it has provided the qualitative and quantitative comparisons to the extent available and relevant.

Management, page 57

        4.     We note your revisions in response to prior comment 34 of our letter dated March 12, 2007. Please revise to quantify the amount of Mr. Schrank's annual base commission in the event service revenues exceed actual revenues for 2006 and target revenues for 2007 as outlined in exhibit 10.10.

        Response:    The Company has added the additional disclosure requested by the Staff. Please see page 69 of Amendment No. 2.

        5.     We note that your Compensation Discussion and Analysis indicates that the chief executive officer plays a substantive role in establishing other executives' compensation. Please expand to discuss more specifically the full extent of his role in establishing compensation for executives, including in determining his own compensation. For example, to the extent he interacts with the compensation committee concerning executive compensation decisions, this should be disclosed. Also, in light of your disclosure on page 63 that "personal performance goals are generally subject to review and adjustment in the middle of each quarter," please disclose who reviews and adjusts such performance goals. See Item 402(b)(2)(xv) of Regulation S-K.

        Response:    Please be advised that while the Company's Chief Executive Officer does provide input to the Compensation Committee to assist them in establishing the compensation packages for his management team, he does not participate in deliberations with the Compensation Committee regarding his own compensation. The Company has revised the disclosure in accordance with the Staff's comments. Please see page 68 of Amendment No. 2.

        6.     Please refer to prior comment 35 of our letter dated March 12, 2007. We note your disclosure that the personal performance goals for the executive officers, other than the CEO, "generally include both quantitative and qualitative goals." Please disclose the quantitative and qualitative goals outlined in Exhibit 10.9.

        Response:    Please be advised that the Company is in the process of amending and restating its Executive Short-Term Incentive Plan to change the stated goals from personal goals to company-wide goals, in particular the Company's attainment of quarterly operating income targets and the Company's quarterly customer satisfaction scores. The individuals' subjective performance may also be considered by the Compensation Committee in making the ultimate awards, but no qualitative or quantitative objectives are specified. The Company has revised the disclosure on page 68 to reflect the new terms of this plan and the Staff's comments.

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        Any comments or questions regarding the foregoing should be directed to the undersigned at (949) 932-3665. Thank you very much for your assistance with this matter.

Sincerely,
/s/ J.R. KANG
J.R. Kang